

Mailstop 4631

July 3, 2017

Michael F. Barry
Chairman of the Board, Chief Executive Officer and President
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, Pennsylvania 19428

> **Re: Quaker Chemical Corporation**
> **Preliminary Proxy on Schedule 14A**
> **Filed June 6, 2017**
> **File No. 001-12019**

Dear Mr. Barry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 20

1.   Please include a risk factor that addresses the creation of a majority shareholder in connection with the transaction, including the additional board seats. Please disclose who will control the 24.5% ownership block and any known conflicting interests they may have to the Company.

Proposal 2—Approval of the Issuance, page 32

2.   Please unbundle proposal two to separate out the issuance of common stock from the issuance of preferred stock.   Although you can make any proposal contingent on another proposal, where you are proposing alternative consideration for the transaction, the proposals must be presented as separate voting items. In addition, please include a summary description of all attributes of the preferred stock that will be issued, including

any preferred dividend or liquidation rights, or clarify that the preferred stock will not have such preferred rights.

Background of the Combination

Initial Exploration of Legal and Regulatory Issues and Potential Synergies, page 35

3.   Please disclose the "summary of [the] synergy analyses" referenced in the second paragraph of this section, as well as any material projections provided to or by Houghton, other than those on page 46. If no other material projections were exchanged, please provide a representation to the staff.

Negotiation of a Letter of Intent, page 35

4.   Please elaborate on the "potential regulatory issues" referenced in this section.

5.   Please describe the key areas of negotiation in the fall of 2016 you reference in the second paragraph.

Due Diligence and Negotiation of Definitive Documents, page 36

6.   Please provide greater detail with regard to the negotiation of the parties' "post-closing indemnification liability".

7.   Please elaborate on the basis for the parties' determination of the amount of cash and stock consideration to be paid to the sellers in the transaction.

Pro Forma Transaction Analysis, page 43

8.   Please quantify The Valence Group's findings in the pro forma analyses described in this section.

Preferred Stock, page 47

9.   Your disclosure states that shares of preferred stock will have the same voting power as the common stock that would have been issued if the charter amendment had been approved. Please clarify if this means that the voting power of the preferred stock will be adjusted from time to time to maintain a 24.5% voting interest in the company. In this regard, we note that if the charter amendment is not approved, an increasing number of holders of common stock currently entitled to one vote per share may become entitled to 10 votes per common share if they continue to hold their shares for more than three years.

Representations and Warranties, page 47

10.   We note your cautionary statement concerning the representations and warranties in the Share Purchase Agreement. Please note that disclosure regarding an agreement's representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise to clarify you will provide additional disclosure in your public reports to the extent you become aware of material facts that might contradict the representations and warranties.

Financing Associated with the Combination, page 56

11.   Please quantify the amounts of proceeds of the term loans and revolving credit loans that will be used for the purposes of funding each of the items you list in this section.

Vote Required and Recommendation of the Board, page 57

12.   Please address what consideration the Board gave to the fact that the Valence opinion assumes that the Charter Amendment would be approved by the company's shareholders. In the event that the Charter Amendment is not approved, it appears that the opinion would not cover the issuance of the Preferred Stock in the transaction.

Unaudited Pro Forma Condensed Combined Financial Statements, page 65
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 69
Note 3(a), page 70

13.   Please revise your note to explain how this adjustment was determined and also tell us how the adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Note 3(c), page 71

14.   We understand from your disclosure that the step-up in inventory is not expected to have a continuing impact on your operations. In this regard, please expand your note to disclose the length of time or number of quarters you anticipate that the acquired inventory will be reflected in Cost of goods sold.

Note 3(g), page 72

15.   Please expand your note to disclose the maturity date(s) of your financing arrangements.

Note 3(h), page 74

16.   We note that you eliminated $9.4 million of accruals related to acquisition costs. It appears these non-recurring costs are factually supportable and directly attributable to the transaction. Therefore, it appears the amount should not be removed from current liabilities on your pro forma balance sheet at March 31, 2017. Please revise your pro forma balance sheet or tell us why the adjustment is appropriate. Refer to Rule 11-02(b)(6) of Regulation S-X. Please note that you may disclose in your footnote an advisory statement indicating that $9.4 million of accrued transaction costs are included in your historical balance sheets.

Houghton Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2016, 2015 and 2014, page 76
Results of Operations, page 80
Net sales, page 80

17.   We understand the 2016 decrease in sales was primarily due to foreign exchange. In this regard, please revise your disclosure to quantify the impacts of foreign exchange on your operating results. Refer to Item 303(a)(3) of Regulation S-K.

Gross profit, page 83

18.   Please expand your disclosure to address the reason(s) for the increase in gross margin percentage from 33.3% in 2014 to 34% in 2015.

Houghton Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2017 and 2016, page 97
Net sales, page 97

19.   Please revise your disclosure to quantify the impact that acquisitions and foreign currency exchange had on the fluctuation in sales between comparative periods.

Financial Statements, page F-1
Note 22. Subsequent Events, page F-48
Note 20. Subsequent Events, page F-80

20.   Please revise your document to provide the disclosures required by ASC 855-10-50-1.

Annex B: Opinion of Valence Group

21.   Please remove the limitations on reliance in the second full paragraph on page 4. You may limit the opinion as to scope, but not reliance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela A. Long

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction